# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 17)


**THE ARISTOTLE CORPORATION**
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)

040 448201
(CUSIP NUMBER)


H. WILLIAM SMITH
96 CUMMINGS POINT ROAD
STAMFORD, CT 06902 (203) 358-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

MAY 22, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**CUSIP NO.: 040 448201**

| 1. | NAMES OF REPORTING PERSONS<br>I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):<br><br>GENEVE CORPORATION | | |
|---|---|---|---|
| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) [ ]<br>(b) [ ] | |
| 3. | SEC USE ONLY | | |
| 4. | SOURCE OF FUNDS<br><br>WC, OO | | |
| 5. | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) | [ ] | |
| 6. | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>DELAWARE | | |

|  | 7. | SOLE VOTING POWER | |
|---|---|---|---|
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | | 15,984,971 | |
| | 8. | SHARED VOTING POWER | |
| | | 0 | |
| | 9. | SOLE DISPOSITIVE POWER | |
| | | 15,984,971 | |
| | 10. | SHARED DISPOSITIVE POWER | |
| | | 0 | |

| 11. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br>15,984,971 |
|---|---|
| 12. | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES<br><br>[ ] |
| 13. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>92.6% |
| 14. | TYPE OF REPORTING PERSON<br><br>CO |

**Item 1. Security and Issuer.**

The undersigned, Geneve Corporation ("Geneve"), hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

**Item 4. Purpose of Transaction.**

Item 4 of the Statement is hereby amended to add the following:

"On May 22, 2006, Geneve delivered a letter (the "Letter") to the Company's Board of Directors proposing to merge a subsidiary of Geneve into the Company, with the Company being the surviving entity in the merger (the "proposed Merger"). Pursuant to the proposed Merger, (i) all minority holders of the Company's Common Stock and (ii) all holders of the Company's Series I Preferred Stock would receive cash upon delivery of their shares following the effective date of the proposed Merger. Certain terms and conditions of the proposed Merger are set forth in the Letter, a copy of which is attached hereto as Item 7(i). The contents of the Letter are incorporated herein by reference thereto.

In addition, on May 21, 2006, Geneve entered into an agreement with John J. Crawford, the former CEO and a former director of the Company, pursuant to which, among other things, Mr. Crawford has agreed to vote in favor of the proposed Merger (the "Crawford Agreement"), if the proposed Merger is recommended by a special committee of the Company's Board of Directors. Mr. Crawford currently holds 102,403 shares of the Company's Common Stock and 62,843 shares of the Company's Series I Preferred Stock. A copy of the Crawford Agreement is attached hereto as Item 7(ii)."

**Item 7. Material to be Filed as Exhibits**

(i) Letter, dated May 22, 2006, delivered by Geneve to the Company's Board of Directors.
(ii) Agreement, dated May 21, 2006, by and between Geneve and John J. Crawford.

## SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE CORPORATION

By:  /s/ Steven B. Lapin

Name: Steven B. Lapin
Title: President and Chief Operating Officer

Date:  May 22, 2006

Geneve Corporation
96 Cummings Point Road
Stamford, Connecticut 06902

May 22, 2006

To:  The Board of Directors of The Aristotle Corporation

Gentlemen:

Geneve Corporation ("Geneve") believes that the benefits derived from maintaining The Aristotle Corporation ("Aristotle") as a public-company no longer justify its costs.  As you know, Geneve holds approximately 93% of the Common Stock of Aristotle ("Common Stock"), the market for which is extremely thin.  In Geneve's view, the merger proposal set forth below is in the best interest of Aristotle, all of the minority holders of Common Stock and all of the holders of Aristotle's Series I Preferred Stock ("Series I Preferred Stock").

As a point of reference, at May 19, 2006, there were issued and outstanding: 17,269,846 shares of Common Stock (of which 15,984,971 shares were held by Geneve and 1,284,875 shares were held by the minority); 1,100,122 shares of Series I Preferred Stock (all of which shares were held by shareholders other than Geneve; the stated value of the Series I Preferred Stock is $6.6 million); and 10,984,971 shares of Aristotle's Series J Preferred Stock ("Series J Preferred Stock") (all of which shares were held by Geneve; the stated value of the Series J Preferred Stock is $65.8 million).

Geneve, therefore, hereby proposes to merge (the "Merger") a subsidiary of Geneve into Aristotle, with Aristotle being the surviving entity in the Merger.  Pursuant to and following the effective date of the Merger, (i) all minority holders of Common Stock and (ii) all holders of Series I Preferred Stock will receive cash upon delivery of their shares.

For their holdings of outstanding shares, the cash price will be (i) $8.06 per share of Common Stock and (ii) $8.25 per share of Series I Preferred Stock.  Holders of Series I Preferred Stock will receive any accrued and unpaid dividends to the closing date of the Merger.  Holders of outstanding employee stock options to purchase approximately 778,800 shares of Common Stock and 2,500 shares of Series I Preferred Stock (all of which will be deemed to have fully vested as at the effective date of the Merger) will be paid the same amount per share as minority holders of Common Stock or Series I Preferred Stock, as the case may be, less the option price per share.

Geneve requests that a special committee comprised solely of the four independent members of the Board of Directors of Aristotle (the "Special Committee") be formed to evaluate the Geneve proposal.

Geneve has executed an agreement with John J. Crawford, the holder of 102,403 shares of Common Stock and 62,843 shares of Series I Preferred Stock, who has agreed, subject to certain conditions, to vote in favor of the Geneve Merger proposal if it is recommended by the Special Committee.

Prior to the merger transaction (the "2002 transaction") between Nasco International, Inc. and the predecessor Aristotle Corporation ("old Aristotle") in June 2002, the market price of the then-common stock of old Aristotle was about $3.00 per share. Pursuant to the terms of the 2002 transaction, holders of the then-common stock of old Aristotle received a dividend of shares of Series I Preferred Stock (since the effective date of the 2002 transaction, Series I Preferred Stock holders have received a total of approximately $2.65 per share in cash dividends). Thus, based upon Geneve's Merger proposal, minority Common Stock holders who have continued for the past approximately four years to hold the shares of Series I Preferred Stock issued in connection with the 2002 transaction will have received more than six times the then-market price of the common stock of old Aristotle.

Consummation of the Merger will be subject, among other things, to (i) execution of a definitive merger agreement; (ii) approval of the Merger by the Special Committee; (iii) required shareholder approval; and (iv) receipt of required regulatory approvals. Consummation of the Merger will not be subject to financing. Geneve does not expect to entertain an offer for its ownership interests in Aristotle.

Please give immediate attention to the foregoing. Geneve will be filing an amendment to its Schedule 13D disclosing the subject matter hereof.

Very truly yours,

Geneve Corporation

By /s/ Steven B. Lapin
Steven B. Lapin
President

AGREEMENT

THIS AGREEMENT (the "Agreement") is made and entered into as of May 21, 2006, by and between GENEVE CORPORATION, a Delaware corporation ("Geneve"), and JOHN J. CRAWFORD ("Crawford").

WHEREAS, Geneve, together with its affiliated companies, is the majority beneficial shareholder of THE ARISTOTLE CORPORATION, a Delaware corporation (the "Company"), and is considering proposing to the Board of Directors of the Company a transaction whereby Geneve would acquire the remaining shares of the Company in a going private transaction;

WHEREAS, Crawford is the beneficial owner of 102,403 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), and 62,843 shares of the Company's Series I Preferred Stock, par value $.01 per share (the "Series I Preferred Stock") (such shares of Common Stock and Series I Preferred Stock, together with any shares of Common Stock and Series I Preferred Stock hereafter acquired by Crawford, are hereinafter collectively referred to as the "Shares"); and

WHEREAS, as a condition of its proposing the transaction, Geneve has requested that Crawford enter into this Agreement, and Crawford is entering into this Agreement as an inducement to Geneve to propose and endeavor to consummate the transaction.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements contained herein, the parties agree as follows:

SECTION 1.  The Transaction.

(a)      Upon execution by the parties of this Agreement, Geneve will propose (the "Geneve Proposal") to the Company's Board of Directors a transaction (the "Transaction") pursuant to which all of the issued and outstanding shares of the Company's equity securities not already owned by Geneve or its affiliated companies would be acquired for cash consideration.

(b)      Geneve will recommend, and would expect, that the Company's Board of Directors establish a committee of directors, comprised solely of independent  directors[1] (the "Special Committee"), which, in conjunction with its professional legal and financial advisors, would review, evaluate and issue a recommendation to the Company's full Board of Directors with respect to the Geneve Proposal.

---

[1] The independent directors of the Company currently are Ira Harkavy, John Lahey, James Tatum and John Whritner.

(c)     If the Special Committee approves the Transaction or does not approve the Transaction but approves a transaction at a higher price than proposed by Geneve for either or both of the Common Stock and the Series I Preferred Stock (the "Alternative Transaction"), and agrees to recommend the Transaction or the Alternative Transaction to the Company's Board of Directors and shareholders, Crawford agrees to support and vote in favor of the Transaction or Alternative Transaction, as provided in this Agreement, if it provides cash consideration for:

(i)     shares of the Company's Common Stock at a price per share of not less than $8.06; and

(ii)     shares of the Company's Series I Preferred Stock at a price per share of not less than $8.25, plus all accrued and unpaid dividends on the Company's Series I Preferred Stock to the date of closing of the Transaction or the Alternative Transaction, as the case may be.

(d)     If the Special Committee approves the Transaction and agrees to recommend it to the Company's Board of Directors and shareholders, Geneve agrees to support and to vote in favor of the Transaction, as provided in this Agreement.  If the Special Committee does not approve the Transaction, but approves the Alternative Transaction, Geneve shall inform Crawford in writing, within 14 days, whether it would or would not agree to support and vote in favor of the Alternative Transaction.  If Geneve informs Crawford that it agrees to support and vote in favor of the Alternative Transaction, then Geneve will be obligated to support and vote in favor of the Alternative Transaction, as provided in this Agreement.

(e)     If Geneve informs Crawford that it would not agree to support and vote in favor of the Alternative Transaction, this Agreement shall terminate, as provided in Section 11.

SECTION 2.  Actions.  Each of Geneve and Crawford agrees that unless and until the termination of this Agreement in accordance with Section 11, neither will take any action or assist others in taking any action, by filing of a lawsuit or otherwise, to enforce any claim or to bring or prosecute any other action of any kind against the other or the Company, or their respective affiliates, with respect to any matter relating to facts or circumstances in existence on the date hereof, other than related to the enforcement of this Agreement.

SECTION 3.  Representations and Warranties of Crawford.  Crawford represents and warrants to Geneve as follows:

(a)     Crawford is the beneficial owner of the Shares.  Except for the Shares, Crawford does not have dispositive or voting power over any other securities of the Company.

(b)     The Shares and the certificates or agreements representing the Shares are now and at all times during the term of this Agreement will be held by Crawford, or by a nominee or custodian for the benefit of Crawford, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising under this Agreement.

(c)     This Agreement has been duly authorized, executed and delivered by Crawford and constitutes the legal, valid and binding obligation of Crawford, enforceable against Crawford in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally.   Neither the execution and delivery of this Agreement nor the consummation by Crawford of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Crawford is a party or bound or to which the Shares are subject. To the best of Crawford's knowledge, consummation by Crawford of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Crawford or the Shares.

(d)     No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission from Crawford in connection with the transactions contemplated hereby.

(e)     Crawford understands and acknowledges that Geneve is making the Geneve Proposal in reliance, in part, upon Crawford's execution and delivery of this Agreement. Crawford agrees that irreparable damage would occur and that Geneve would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that Geneve shall be entitled to an injunction or injunctions to prevent breaches by Crawford of this Agreement and to enforce specifically the terms and provisions of this Agreement without the need to post any bond or other security.

SECTION 4.   Representations and Warranties of Geneve.  Geneve represents and warrants to Crawford as follows:

This Agreement has been duly authorized, executed and delivered by Geneve and constitutes the legal, valid and binding obligation of Geneve, enforceable against Geneve in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally.   Neither the execution and delivery of this Agreement nor the consummation by Geneve of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Geneve is a party or bound or to which the shares of the Company's Common Stock or Series J Preferred Stock, par value $.01 per share (the "Series J Preferred Stock") beneficially owned by Geneve or any of its affiliated companies are subject.   To the best of Geneve's knowledge, consummation by Geneve of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Geneve or the shares of Common Stock and/or Series J Preferred Stock beneficially owned by Geneve or any of its affiliated companies.  For the avoidance of doubt, the representations and warranties contained in this Section 4 do not address the consummation of the Transaction or Alternative Transaction, as applicable.

SECTION 5.  <u>Agreement to Vote Shares</u>.  At every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Company with respect to any of the following, Crawford shall vote all of the Shares, and Geneve shall vote all of the shares of Common Stock beneficially owned by Geneve or any of its affiliated companies, whether now held or acquired anytime prior to such vote: (i) in favor of approval of the Transaction or the Alternative Transaction, as the case may be, and any matter necessary to facilitate the Transaction or the Alternative Transaction and (ii) against (x) approval of any proposal made in opposition to or in competition with the Transaction or the Alternative Transaction and (y) any amendment of the Company's Amended and Restated Certificate of Incorporation or Amended and Restated By-laws, or any other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to the Transaction or the Alternative Transaction, as applicable.

SECTION 6.  <u>No Transfer</u>.  Crawford will not, except as contemplated by the terms of this Agreement, (i) transfer (the term "<u>transfer</u>" to include, without limitation, any sale, gift, pledge, encumbrance or other disposition), or consent to any transfer of, any of the Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of the Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares (except as contemplated by this Agreement), (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of the obligations of Crawford under this Agreement.  Once the Transaction or Alternative Transaction has received all necessary shareholder, Governmental and all other approvals, Crawford may transfer the Shares at will.

SECTION 7.  <u>No Solicitation</u>.  Crawford will not, and will not permit any investment banker, attorney or other adviser or representative acting on Crawford's behalf to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any proposal for the acquisition of the Common Stock or the Series I Preferred Stock or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, the acquisition of the Common Stock or the Series I Preferred Stock.

SECTION 8.   Grant of Irrevocable Proxy; Appointment of Proxy.

(a)      Unless and until this Agreement is terminated in accordance with its terms, Crawford irrevocably grants to, and appoints Geneve, or any individual designated by Geneve, Crawford's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Crawford, to vote all of the Shares, or grant a consent or approval in respect of the Shares, at any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which Crawford's vote, consent or other approval is sought, against any amendment of the Company's Amended and Restated Certificate of Incorporation or Amended and Restated By-laws, or any other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to the Transaction or the Alternative Transaction, as applicable.

(b)      Crawford hereby affirms that (i) the irrevocable proxy set forth in this Section 8 is given in connection with delivery of the Geneve Proposal and to secure the performance of the duties of Crawford under this Agreement, (ii) the irrevocable proxy is coupled with an interest and may not be revoked unless and until this Agreement is terminated in accordance with its terms and (iii) the irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law (the "DGCL").

(c)      Crawford hereby revokes any previously granted proxy that is inconsistent with the provisions of this Section 8.

SECTION 9.   Certain Events.  (a) Crawford agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including without limitation Crawford's heirs, guardians, administrators or successors.

(b)      In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock and/or the Series I Preferred Stock, or the acquisition of additional shares of Common Stock and/or the Series I Preferred Stock or other securities or rights of the Company by Crawford, the number of the Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock and/or Series I Preferred Stock or other securities or rights of the Company issued to or acquired by Crawford.

SECTION 10. <u>Further Assurances</u>.   Each of Geneve and Crawford will execute and deliver any additional documents and take such further actions as may reasonably be deemed by the parties to be necessary or desirable to carry out the provisions hereof, including vesting the power to vote the Shares in accordance with the irrevocable proxy set forth in Section 8. Without limiting the generality of the foregoing, Crawford agrees to provide reasonable assistance to Geneve and the Company in connection with the preparation and filing of necessary agreements, proxy statements, schedules and similar documents, public disclosures and writings in connection with the consummation of the Transaction or the Alternative Transaction, as the case may be.

SECTION 11. <u>Termination</u>.   (a)  This Agreement, and all rights and obligations of the parties hereunder, including the irrevocable proxy provided in Section 8, will terminate upon the earliest to occur of any of the following:

    (i) the Special Committee shall not have been designated by the Board of Directors of the Company on or before thirty (30) days from the date of this Agreement;

    (ii) the Special Committee shall not have declared its approval of the Transaction or the Alternative Transaction on or before ninety (90) days from the date of this Agreement;

    (iii) if the Special Committee shall have declared its approval of the Alternative Transaction, Geneve shall not have informed Crawford of its decision with respect to the Alternative Transaction on or before fourteen (14) days after the Special Committee shall have announced its approval of the Alternative Transaction;

    (iv) if the Special Committee shall have declared its approval of the Alternative Transaction, Geneve shall have informed Crawford that it does not agree to support and to vote in favor of the Alternative Transaction; or

    (v) the Transaction or the Alternative Transaction shall not have been consummated on or before March 31, 2007.

    (b) Upon any termination of this Agreement as provided in this Section 11, this Agreement will become void and of no further force and effect, and there will be no liability in respect of this Agreement or of any transactions contemplated hereby on the part of any party hereto or any of his or its directors, officers, partners, shareholders, employees, agents, advisors, representatives or affiliates; <u>provided</u>, <u>however</u>, that nothing herein shall relieve any party from any liability for such party's willful breach of this Agreement; and <u>provided</u> <u>further</u> that nothing herein shall limit, restrict, impair, amend or otherwise modify the rights, remedies, obligations or liabilities of any person under any other contract or agreement, including, without limitation, the Transaction or the Alternative Transaction, as applicable.

(c)     For the avoidance of doubt, the consumation of the Transaction or the Alternative Transaction shall not constitute a termination of this Agreement.

SECTION 12.  Miscellaneous.

(a)     All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Geneve:
            Geneve Corporation
            Attn:  President and Chief Operating Officer and
                      Vice President-Legal
            96 Cummings Point Road
            Stamford, CT  06902

If to Crawford:
            John Crawford
            70 Indian Road
            Guilford, CT  06437

(b)     The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c)     This Agreement may be executed in two counterparts (by original or facsimile signature), both of which shall be considered one and the same agreement.

(d)     This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(e)     Except as otherwise provided herein, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except (i) by laws of descent and (ii) that Geneve may assign, in its sole discretion, any and all of its rights, interests or obligations under this Agreement; provided, however, that notwithstanding such assignment, Geneve shall continue to be responsible for the performance of all of its obligations under this Agreement.  Any assignment in violation of the foregoing shall be void.

(f)     If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any event, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

(g)     This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware and, to the extent expressly provided herein, the DGCL, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(h)     Each of the parties hereto (i) consents to submit to the personal jurisdiction of any state or Federal court located in Fairfield County, Connecticut in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a state or Federal court located in Fairfield County, Connecticut.  The prevailing party in any judicial action shall be entitled to receive from the other party reimbursement for the prevailing party's reasonable attorneys' fees and disbursements, and court costs.

(i)     No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

IN WITNESS WHEREOF, Geneve and Crawford have caused this Agreement to be duly executed and delivered as of the date first written above.

GENEVE CORPORATION

By: /s/ Steven B. Lapin
Name: Steven B. Lapin
Title: President and Chief Operating
Officer

/s/ John J. Crawford
Name: John J. Crawford